FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 11, 2005, announcing that Registrant has shipped more than 30 SkyEdge™ commercial hubs and more than 10,000 SkyEdge VSATs worldwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: August 11, 2005

Gilat Reaches a Milestone – 30 SkyEdge Hubs
and 10,000 VSATs

Introduces SkyEdge Basic Hub for small networks

Petah Tikva, Israel, August 11, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that it has shipped more than 30 SkyEdge™ commercial hubs and more than 10,000 SkyEdge VSATs worldwide.

The SkyEdge system represents a new approach to VSAT-based networks. This system is based on the concept of a single scalable hub that serves a variety of market segments. The SkyEdge hub is available in various configurations to support a wide range of networks, from small networks, consisting of a few tens of sites, to large networks that include tens of thousands of sites. These networks can be operated in either a dedicated or a shared hub environment.

The SkyEdge hub supports a family of VSATs tailored for various applications such as broadband, VoIP, video, trunking and others. In addition, the SkyEdge platform supports both Star and Mesh topologies. This single hub allows the operator to simultaneously serve various customers, while providing security, Quality of Service (QoS) and management for each, as well as true network segregation.

SkyEdge’s unique system architecture enables network operators to provide specific services to different end customers from a single hub. The SkyEdge VSATs represent a highly integrated and reliable “single box” solution, providing “all embedded” VPN, HTTP and TCP acceleration, VoIP and Mesh capabilities. Thus, the SkyEdge offering allows for a reduction in the capital expenses and resources required for the operation of separate networks. In addition, SkyEdge’s advanced access scheme, 8PSK modulation and Turbo Product Code (TPC) provide outstanding space-segment efficiency that reduce operating expenses. These attributes can make the SkyEdge the lowest TCO (total cost of ownership) VSAT network presently available.

As part of the SkyEdge offering, Gilat has introduced the SkyEdge Basic Hub, designed to meet the needs of small network operators. This hub addresses the need for a simple low-cost entry-level hub, capable of supporting IP centric traffic for up to 200 VSATs. Based on scalable and versatile architecture, the Basic Hub can be upgraded in capacity and features to a Basic Redundant Hub and a Full Scale Hub, as the need arises.

Tal Meirzon, Vice President Marketing and Business Development of Gilat Network Systems said, “We are very proud of SkyEdge’s market acceptance. Within a very short time, it has become Gilat’s flagship product. SkyEdge systems have been deployed with customers in Australia, India, Turkey, Brazil, Russia, Kazakhstan, Nigeria and in other locations.” Meirzon added, “the SkyEdge concept derives from our constant commitment to reducing Total Cost of Ownership for satellite network operators. Gilat’s understanding of evolving market needs has driven us to create an attractive solution for small networks, in addition to our traditional large network solutions. We are providing our customers with innovative solutions to support their growing business needs.”

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Founded in 1987, Gilat has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Headquartered in Petah Tikva, Israel, the Company has 14 local offices and three service facilities worldwide.

Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the company markets numerous other legacy products. Visit Gilat at www.gilat.com.”

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat's Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel. +972-3-9252408; hanitar@gilat.com